Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549



Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- Articles of Incorporation
- Notice of Resolutions by the 55th General Meeting of Shareholders

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kazuo Watanabe

Kazuo Watanabe
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 7/29

Chapter 1 General

(Trade Name)
Article 1 The Company is named Arisawa Manufacturing Co., Ltd. and is referred to as *Arisawa Mfg. Co., Ltd.* in English.

(Purpose)
Article 2 The Company has the purpose of conducting the following businesses.
(1) Manufacture, treatment, processing and buying and selling of glass fiber fabrics and various fibers.
(2) Coating, molding, processing and buying and selling of synthetic resin.
(3) Molding, assembly, processing and buying and selling of compound materials.
(4) Coating, molding, processing and buying and selling of electronic materials.
(5) Sales, rent and management of real estate.
(6) Holding and management of securities.
(7) Non-life insurance agent
(8) Operation of sporting and recreational facilities.
(9) All businesses accompanying the said businesses in the previous items and necessary investment.

(Address of Head Office)
Article 3 Head Office of the Company is located in Joetsu City, Niigata Prefecture.

(Notification Method)
Article 4 Public notices of the Company shall be placed in the Nihon Keizai Shimbun.

Chapter 2 Stocks

(Total Number of Stocks to be Issued)
Article 5 The total number of stocks to be issued by the Company shall be 57,000 thousand shares; provided, however, that if retirement of stocks has been made, the number of stocks equal to those retired shall be reduced.

(Number of Shares per one Lot and Non-issuance of Stock Certificate for Shares less than One Lot)
Article 6 The number of shares per one lot of the Company shall be one hundred (100) shares.
2. The Company shall not issue stock certificates for shares less than one lot (hereinafter referred to as "Odd stock"); except as provided in the Rules for Handling Stocks.

(Transfer Agent)
Article 7 The Company shall consign a transfer agent for handling the shares of the Company. Transfer agent and the place of handling business shall be designated by a resolution of the Board of Directors and shall be publicly notified.
2. The register of shareholders and the register of actual shareholders and register of loss of stock certificates shall be retained at the place of handling business of the transfer agent. Business affairs related to stocks, including transfer of stocks, registration of pledges, representation of trust assets, re-issue of stock certificates, purchase of odd stock, acceptance of reports, acceptance of notice of actual shareholders, shall be consigned to the transfer agent and the Company will not handle such affairs.

(Rules for Handling Stocks)
Article 8 Types of stock certificates and transfer of stocks, purchase of odd stock, acceptance of notice of actual shareholders and other business procedures related to stocks and their handling fees shall be in accordance with the Rules for Handling Stocks to be determined by the Board of Directors.

(Closing of Register of Shareholders)
Article 9 The Company shall suspend changes of entry in the register of shareholders from April 1 to April 30 each year.
2. In addition to the above, if necessary, the Company may temporarily suspend the changes of entry in the register of shareholders by giving prior public notice.

Chapter 3 General Meeting of Shareholders

(Period of Convening)
Article 10 General Meeting of Shareholders shall be convened within three (3) months from April 1 each year. Extraordinary Meeting of Shareholders shall be convened, if necessary. The shareholders who may exercise their rights at the General Meeting of Shareholders shall be the shareholders who have been entered or recorded in the final register of shareholders as of March 31 of each year, and the shareholders who have been entered or recorded in the register of actual shareholders and have voting rights.

(Summoner and Chairperson)
Article 11 General Meeting of Shareholders shall be summoned by the CEO in accordance with a resolution by the Board of Directors, and the CEO shall be the Chairperson. If the CEO is not available, other Directors shall take the place of the CEO in a predetermined order by the resolution of the Board of Directors.

(Exercise of Voting Rights by Proxy)
Article 12 Shareholders and actual shareholders may exercise their voting rights by proxy of other shareholders and actual shareholders of the Company, who have voting rights. In such an event, a shareholder or a proxy must submit to the Company a document that certifies power of attorney at each General Meeting of Shareholders.

(Method of Resolution)
Article 13 A resolution by the General Meeting of Shareholders shall be adopted by a majority of the voting rights of the shareholders and the actual shareholders who have been present; except as otherwise specified in the laws and regulations or the Articles of Incorporation.
2. Extraordinary resolution under the Commercial Code, Article 343 shall be adopted by a two-thirds majority of the voting rights of the shareholders, who have been present and have more than one-third of the voting rights of total shareholders.

(Minutes)
Article 14 With respect to an outline of process of proceedings at the General Meeting of Shareholders and its results, these shall be recorded in the minutes, and the Chairperson and the Directors present at the Meeting shall sign and seal them. The original minutes of the General Meeting of Shareholders shall be retained at the Head Office for ten (10) years and a certified copy shall be retained at each branch office for five (5) years from the date of resolution.

Chapter 4 Directors and Board of Directors

(Number)
Article 15 Number of Directors of the Company shall be within 15 persons.

(Appointment Method)
Article 16 Directors shall be appointed by the General Meeting of Shareholders.
2. A resolution to appoint a director shall be adopted by a majority of the voting rights of the shareholders and the actual shareholders, who have been present and have more than one-third of the voting rights of the total shareholders.
3. A resolution to appoint a director shall not be in accordance with the method of cumulative voting.

(Term)
Article 17 Term of Directors shall be by the closing of the General Meeting of Shareholders for a final closing period within two (2) years of the assumption of the post.
2. Term of a Director who has been appointed as an additional member or an alternate shall be by the end of the term of the incumbent Directors.

(Representative Director and Official Directors)
Article 18 Representative Director shall be appointed by a resolution of the Board of Directors.
2. By a resolution of the Board of Directors, one Chairperson, one CEO, several Executive Vice Presidents, Managing Directors and Executive Directors may be appointed.

(Convenor and Chairperson of Board of Directors' Meeting)
Article 19 Board of Directors' Meeting shall be convened by the CEO, except as otherwise provided in the laws and regulations, and the CEO shall be the Chairperson of the Meeting. If the CEO is unavailable, other Directors shall take the place of the CEO in a predetermined order by a resolution of the Board of Directors.

(Convening Notice of Board of Directors' Meeting)
Article 20 Convening notice of the Board of Directors' Meeting shall be sent to each Director and each Auditor at least three (3) days before the meeting; provided, however, that the notice period may be shortened in the case of an emergency.
2. If all the Directors and Auditors agree, the Board of Director's Meeting may be held without the procedure for convening.

(Method of Adopting Resolution by Board of Directors)
Article 21 A resolution of the Board of Directors shall be adopted by a majority of the Directors present, subject to a majority of the Directors having been present.

(Minutes of Board of Directors' Meeting)
Article 22 With respect to an outline of the process of proceedings of the Board of Directors' Meeting, these shall be recorded in the minutes, and the Directors and the Auditors present shall sign and seal them.

(Rule for Board of Directors)
Article 23 The matters related to the Board of Directors shall be in accordance with the Rule for the Board of Directors to be determined by the Board of Directors in addition to the laws and regulations or the Articles of Incorporation.

(Compensation and Retirement Bonus)
Article 24 Compensation and retirement bonuses for Directors shall be determined by a resolution of the General Meeting of Shareholders.

(Advisor and Counselor)
Article 25 Advisors or Counselors may be appointed by a resolution of the Board of Directors.

Chapter 5 Auditors and Board of Auditors

(Number)
Article 26 The number of Auditors of the Company shall be within four (4) persons.

(Appointment Method)
Article 27 Auditors shall be appointed by the General Meeting of Shareholders.
2. A resolution to appoint Auditors shall be adopted by a majority of the voting rights of the shareholders and the actual shareholders, who have been present and have more than one-third of the voting rights of the total shareholders.

(Term)
Article 28 Term of Auditors shall be by the closing of the General Meeting of Shareholders for a final closing period within four (4) years of the assumption of the post.
2. Term of an Auditor who has been appointed as an alternate shall be by the end of term of the retired Auditor.

(Standing Auditor)
Article 29 Auditors shall appoint a standing Auditor by mutual election.

(Convening Notice of Board of Auditors' Meeting)

Article 30 Convening notice of the Board of Auditors' Meeting shall be sent to each Auditor at least three (3) days before the meeting; provided, however, that the notice period may be shortened in the case of an emergency.

2. If all the Auditors agree, the Board of Auditors' Meeting may be held without the prescribed convening procedure.

(Method of Adopting Resolution of Board of Auditors)

Article 31 A resolution of the Board of Auditors shall be adopted by a majority of the Auditors, except as otherwise provided in the laws and regulations.

(Minutes of Board of Auditors' Meeting)

Article 32 With respect to an outline of the process of proceedings of the Board of Auditors' Meeting and its results, these shall be recorded in the minutes, and the Auditors present shall sign and seal them.

(Rule for Board of Auditors)

Article 33 The matters related to the Board of Auditors shall be in accordance with the Rule for the Board of Auditors to be determined by the Board of Auditors in addition to the laws and regulations or the Articles of Incorporation.

(Compensation and Retirement Bonus)

Article 34 Compensation and retirement bonuses for Auditors shall be determined by a resolution of the General Meeting of Shareholders.

Chapter 6 Calculation

(Fiscal Year and Closing Period)

Article 35 Fiscal year of the Company shall be from April 1 of each year to March 31 of the next year, and the final day of the fiscal year shall be the closing period.

(Profit Distributions and Interim Dividends)

Article 36 Profit distributions shall be paid to the shareholders and actual shareholders or registered pledgees who have been entered or recorded in the final register of shareholders and the final register of actual shareholders as of March 31 of each year.

2. The Company may make a monetary distribution under the Commercial Code, Article 293-5 (hereinafter referred to as "Interim Dividends") to the shareholders and the actual shareholders or the registered pledgees entered or recorded in the final register of shareholders and the final register of actual shareholders as of September 30 of each year by the resolution of the Board of Directors.

3. The Company shall be released from the obligation to pay profit distributions and interim dividends if they still have not been received after a full three (3) years have passed from the fixed date of payment.

Supplementary Rule

Notwithstanding the provisions of Article 28, the term of Auditors holding the post before the closing of the General Meeting of Shareholders for the year ending March 31, 2003 shall be three (3) years as before.

Revised: June 27, 2003

Articles of Incorporation

Arisawa Mfg. Co., Ltd.

June 27, 2003

To Our Shareholders

Arisawa Manufacturing Co., Ltd.

Chief Executive Officer: Sanji Arisawa

1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture

Notice of Resolutions by the 55th General Meeting of Shareholders

Dear Shareholders,

As always, we hope you are all healthy and prosperous.

At the 55th General Meeting of Shareholders of the Company, I hereby inform you of the reports and resolutions as follows.

Sincerely

Reporting Matters: On report of business report, balance sheet, and income statement for the 55th Term (from April 1, 2002 to March 31, 2003)

The details of the said statements have been reported.

Resolution Matters:

Proposition No. 1: On Approval of Appropriation of Retained Earnings for the 55th Term

This proposition was approved and adopted as proposed and the dividends to shareholders were determined to be 23 yen per share.

Proposition No. 2: On Partial Changes of the Articles of Incorporation

This proposition was approved and adopted as proposed with respect to the necessary changes in connection with the enforcement of the revised Commercial Code.

Proposition No. 3: On Appointment of Eight (8) Directors

Under this proposition, Sanji Arisawa, Yukio Takashima, Kenji Matsuhiro, Masahide Iesaka, Yuichi Watanabe, Hiroshi Fujisawa, Makoto Komatsu and Kosuke Kanaya, a total of eight persons have been appointed as Directors as proposed and they assumed their posts respectively.

Proposition No. 4: On Appointment of One Auditor

Under this proposition, Mr. Yukio Ogasawara was appointed as Auditor as proposed and he assumed his post.

Proposition No. 5: On Presenting Retirement Bonuses to Retiring Directors and Auditors

This proposition was approved and adopted to present retirement bonuses to the retiring four Directors, Kazuo Mori, Takashi Moriya, Hyounosuke Sano and Yuji Kanbe and retiring Auditor Riitsu Nakashizu in accordance with the prescribed standards within a specified amount. Specific amount, time of presentation and method have been left to the discretion of the Board of Directors as regards the Directors and of the Board of Auditors as regards the Auditor.

Proposition No. 6: Issuance of right to subscribe to new shares with particular preferential conditions to those who are not shareholders

This proposition was approved and adopted as proposed.

Additionally, at the Board of Directors' Meeting held after the closing of the General Meeting of Shareholders, each of the following persons has been appointed to Chief Executive Officer and Executive Directors and they have assumed the post.

CEO:	Sanji Arisawa (Re-appointed)
Executive Director:	Yukio Takashima (Re-appointed)
Executive Director:	Kenji Matsuhiro (Re-appointed)
Executive Director:	Masahide Iesaka (Promoted)

After the closing of the General Meeting of Shareholders, Mr. Kiyoshi Ikeda was appointed as a standing Auditor by mutual election among the Auditors and he assumed the post.

The Company hereby announces that it will disclose its balance sheet and income statement on its web site in place of a public announcement of the settlement of accounts from the current term.

URL of our web site is as follows.

http://www.arisawa.co.jp/japanese/koukoku.html

On Payment of Dividends to Shareholders for 55th Term

Dividends for the 55th term were determined to be 23 yen per share. Please make receipt at your nearest post office, presenting the enclosed "Notice of Postal Transfer Payment" by July 31, 2003.

In addition, as for shareholders who have designated payment by transfer in the account for dividends, as the Company has taken procedures for transfer as set forth in the enclosed "Notice of Transfer of Profit Distributions," please confirm receipt.